DELAWARE GROUP EQUITY FUNDS II

Delaware Social Awareness Fund
(the "Fund")

Supplement to the Fund's Prospectuses
dated January 30, 2004


On September 23, 2004, the Board of
Trustees responsible for the Delaware
Social Awareness Fund approved the
proposal to merge the Fund into the Calvert
Social Investment Fund, Equity Portfolio
("CSIF Equity Portfolio"), an open-end
registered investment company managed by
Calvert Group, Ltd. affiliates ("Calvert
Group"), subject to shareholder approval.
The Board of Trustees responsible for the CSIF Equity Portfolio also approved the merger.

The investment objective of the Delaware
Social Awareness Fund is to seek long-term capital appreciation. The investment objective of the CSIF Equity Portfolio is to seek growth of capital through investment in stocks of issuers in industries believed to offer opportunities for potential capital appreciation and which meet the CSIF
Equity Portfolio's investment and social criteria. The Boards believe that the proposed mergers will benefit shareholders.

Effective as of the close of business on October 22, 2004, the Fund will be closed to new investors. Shareholders of record on October 25, 2004 will receive proxy materials in early November requesting their votes on the proposed merger of the Fund at a special meeting of shareholders to be held on or about December 10, 2004. If approved, the merger is be expected to take place on or about December 17, 2004.
Additionally, the Fund would continue to accept purchases from existing shareholders (including reinvested dividends or capital gains) until the last business day before the merger.



Please keep this Supplement for future
reference.





This Supplement is dated October 20, 2004.